650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

August 24, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian

Morgan Youngwood

Re:	SouFun Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2015 Filed May 17, 2016
Form 6-K

Filed June 3, 2016

File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we have orally requested that the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provide the Company with an extension of time to respond to the comments of the Staff contained in the letter dated August 19, 2015 relating to the Company’s annual report on Form 20-F and its Form 6-K as referenced above.

Pursuant to a telephone discussion with Morgan Youngwood of the Staff on August 23, 2016, I understand that the Staff has granted the Company an extension until September 20, 2016, 20 business days from the Staff’s letter, in order to enable the Company to respond with more thorough information. The Company has advised me that it expects to respond to the Comment Letter on or before September 20, 2016.

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Securities and Exchange Commission

Re: SouFun Holdings Limited

August 24, 2016

Should the Staff have any additional comments or questions, please contact me at (650) 320-4509.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Julia Reigel

Julia Reigel

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Barry E. Taylor
Dan Ouyang

Ernst & Young Hua Ming LLP
Eric Li
Kay Deng